SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For July 2006

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ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☒	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]	No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	"ASML Announces Update of its Share Buyback Program," press release dated July 4, 2006

99.2	"ASML Announces Update of its Share Buyback Program," press release dated July 11, 2006

99.3	"ASML Expands Immersion Product Suite with Introduction of Advanced 40nm Immersion System," press release dated July 11, 2006

99.4	"ASML Marks Technology and Market Leadership with Shipment of 500th TWINSCAN System," press release dated July 11, 2006

99.5	"ASML Announces Completion of its Share Buyback Program," press release dated July 18, 2006

99.6	"40 nm and below: Extending water-based immersion towards the limit - Semicon West 2006," presentation dated July 11, 2006

99.7	"2006 Second Quarter Results," presentation dated July 19, 2006

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: August 10, 2006	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President
and Chief Financial Officer

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